FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Financial Market Commission and local Stock Exchanges, informing the resignation of one Director.

Santiago, December 27th, 2018

Mr.
Mario Farren Risopatrón
Superintendent of Banks and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent,

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Restated Regulations of that Superintendency, I inform you as Essential Information that in Ordinary Meeting held today, the Board resolved to accept the resignation of the named Director of the Board Mr. Juan Enrique Pino Visinteiner.

Also, in the same meeting, the Board of Directors appointed Mr. Julio Figueroa as new Director, until the next Ordinary Shareholder’s Meeting.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27th, 2018

Banco de Chile

/s/ Eduardo Ebensperger Orrego
	By:	Eduardo Ebensperger Orrego
CEO